UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Adlai Nortye Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

00704R109*

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .      00704R109

1.	Names of Reporting Persons JIN YIN (BVI) LIMITED
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,060,000 ordinary shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,060,000 ordinary shares(1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,060,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.		Type of Reporting Person CO

(1)	Representing 6,060,000 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED.
(2)	This percentage is calculated based on a total of 110,700,805 ordinary shares outstanding of the Issuer as of December 31, 2023 as informed by the Issuer.

CUSIP No .      00704R109

1.	Names of Reporting Persons Shanghai Gaopei Duwei Biotechnology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,060,000 ordinary shares(3)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,060,000 ordinary shares(3)
	8.	Shared Dispositive Power
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,060,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.		Type of Reporting Person CO

(3) Representing 6,060,000 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED.

CUSIP No .      00704R109

1.	Names of Reporting Persons Hangzhou Jingyin Investment Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,060,000 ordinary shares(4)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,060,000 ordinary shares(4)
	8.	Shared Dispositive Power
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,060,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.		Type of Reporting Person PN

(4) Representing 6,060,000 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd.

CUSIP No .      00704R109

1.	Names of Reporting Persons Hangzhou Jingfeng Investment Management Company
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,060,000 ordinary shares(5)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,060,000 ordinary shares(5)
	8.	Shared Dispositive Power
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,060,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.		Type of Reporting Person CO

(5) Representing 6,060,000 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd. Hangzhou Jingfeng Investment Management Company is the general partner of Hangzhou Jingyin Investment Partnership (Limited Partnership), and may be deemed to beneficially own the ordinary shares beneficially owned by Hangzhou Jingyin Investment Partnership (Limited Partnership).

CUSIP No .      00704R109

1.	Names of Reporting Persons Shijun Feng
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,060,000 ordinary shares(6)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,060,000 ordinary shares(6)
	8.	Shared Dispositive Power
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,060,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.		Type of Reporting Person IN

(6) Representing 6,060,000 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd. Hangzhou Jingfeng Investment Management Company is the general partner of Hangzhou Jingyin Investment Partnership (Limited Partnership), and may be deemed to beneficially own the ordinary shares beneficially owned by Hangzhou Jingyin Investment Partnership (Limited Partnership). Shijun Feng holds 100.0% equity interest of Hangzhou Jingfeng Investment Management Company.

ITEM 1.

(a)	Name of Issuer: Adlai Nortye Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

ITEM 2.

(a)	Name of Person Filing:

(i)	JIN YIN (BVI) LIMITED

(ii)	Shanghai Gaopei Duwei Biotechnology Co., Ltd.

(iii)	Hangzhou Jingyin Investment Partnership (Limited Partnership)

(iii)	Hangzhou Jingfeng Investment Management Company

(iii)	Shijun Feng

(b)	Address of Principal Business Office, or if None, Residence:

JIN YIN (BVI) LIMITED	Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

Shanghai Gaopei Duwei Biotechnology Co., Ltd.	Rm 401, Block 2, Building 2, Feicui Hai’an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China

Hangzhou Jingyin Investment Partnership (Limited Partnership)	Rm 401, Block 2, Building 2, Feicui Hai’an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China

Hangzhou Jingfeng Investment Management Company	Rm 401, Block 2, Building 2, Feicui Hai’an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China

Shijun Feng	Rm 401, Block 2, Building 2, Feicui Hai’an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China

(c)	Citizenship:

JIN YIN (BVI) LIMITED	British Virgin Islands

Shanghai Gaopei Duwei Biotechnology Co., Ltd.	The People's Republic of China

Hangzhou Jingyin Investment Partnership (Limited Partnership)	The People's Republic of China

Hangzhou Jingfeng Investment Management Company	The People's Republic of China

Shijun Feng	The People's Republic of China

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes on all matters subject to a vote at general meetings of our company. Each Class B ordinary share shall be convertible into Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP Number:

00704R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of class: See Item 11 of each cover page. The calculation is based on a total of 110,700,805 ordinary shares of the Issuer outstanding as of December 31, 2023.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

JIN YIN (BVI) LIMITED is the direct holder of the securities covered by this statement. JIN YIN (BVI) LIMITED is wolly owned by Shanghai Gaopei Duwei Biotechnology Co., Ltd.. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd. Hangzhou Jingfeng Investment Management Company is the general partner of Hangzhou Jingyin Investment Partnership (Limited Partnership), and may be deemed to beneficially own the ordinary shares beneficially owned by Hangzhou Jingyin Investment Partnership (Limited Partnership). Shijun Feng holds 100.0% equity interest of Hangzhou Jingfeng Investment Management Company. Accoridngly, Shijun Feng may be deemed as the beneficial owner of the ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

LIST OF EXHIBITS

Exhibit No.
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2024

JIN YIN (BVI) LIMITED	By:	/s/ Shijun Feng
	Name:	Shijun Feng
	Title:	Director

Shanghai Gaopei Duwei Biotechnology Co., Ltd.	By:	/s/ Shijun Feng
	Name:	Shijun Feng
	Title:	Director

Hangzhou Jingyin Investment Partnership (Limited Partnership)	By:	Hangzhou Jingfeng Investment Management Company
General Partner

		By:	/s/ Yue’ai Jiang
		Name:	Yue’ai Jiang
		Title:	Authorized Person

Hangzhou Jingfeng Investment Management Company	By:	/s/ Shijun Feng
	Name:	Shijun Feng
	Title:	Director

Shijun Feng	By:	/s/ Shijun Feng
	Name:	Shijun Feng